82-3430

TIOMIN
RESOURCES INC.

03 JUL -1 AM 7:21

PRESS RELEASE

TS[illegible]

June 23, 2003



03024181

SUPPL

UPDATE ON STATUS OF PENDING MINING LEASE FOR KWALE PROJECT

Tiomin Resources Inc. ("Tiomin") confirms that it has received today a letter from the Commissioner of Mines and Geology in Kenya, stating that the Government's review process and the appropriate announcement of Tiomin's request for a Special Mining Lease for the Kwale mineral sands project will be completed no later than mid-July, 2003.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, VP-Finance, ext. 232.

ACCESS PREVIOUS TIOMIN PRESS RELEASES ON OUR WEBSITE: www.tiomin.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of rutile, zircon and ilmenite, estimated future production, estimated costs of future production, the Company's sales policy and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.

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